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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         EDUCATIONAL INSIGHTS, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 28148T-10-0
-------------------------------------------------------------------------------
                                (CUSIP Number)

     Robert M. Steinberg, Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP,
                    2121 Avenue of the Stars, 10th Floor,
              Los Angeles, California  90067-5010, (310) 203-8080
-------------------------------------------------------------------------------
  (Name, Address and Phone Number of Person Authorized to Receive Notices and
                               Communications)

                              December 14, 1998
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2a of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Burton Cutler
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           -0-
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          2,539,700
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              -0-
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,539,700
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,539,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       36.1%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       1N
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2b of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Diana Cutler
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           -0-
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          2,539,700
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              -0-
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,539,700
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,539,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       36.1%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       1N
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2c of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cutler Family Living Trust
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           -0-
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY         2,539,700
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              -0-
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,539,700
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,539,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       36.1%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 281848T-10-0                                         Page 3 of 7 Pages

Item 1.   Security and Issuer.

          SECURITY: Common Stock (no par value)

          ISSUER:   Educational Insights, Inc.
                    16941 Keegan Avenue
                    Carson, California 90746-1307.

Item 2.   Identity and Background.

          (a) This statement is being filed by Burton Cutler, Diana Cutler and the Cutler Family Living Trust (the "Cutler Trust")(collectively, the "Reporting Persons").

          (b)  16941 Keegan Avenue
               Carson, California 90746-1307

          (c) Mr. Cutler is the founder and current Chairman of the Board of Directors of the Issuer. Diana Cutler is the spouse of Mr. Cutler and is not currently employed.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a block transaction through a broker-dealer (described more fully in Exhibit A), the Cutler Trust acquired 199,700 shares of the Issuer's Common Stock. The aggregate purchase price paid by the Cutler Trust for the shares of Common Stock was $303,549. The source of the funds paid by the Cutler Trust was cash held by the Cutler Trust, none of which was borrowed or obtained from other sources and all of which was part of the assets of the Cutler Trust.

CUSIP No. 281848T-10-0                                         Page 4 of 7 Pages

Item 4.   Purpose of Transaction.

          The Cutler Trust purchased the 199,700 shares in qustion through a broker-dealer as part of a group of directors and officers (the "Buyers" or "Group") of the Issuer (as described in Exhibit A).
          This Group has filed a separate Schedule 13D. The Buyers acted as a group solely for investment purposes, and will not act as a group with respect to the voting, ownership or disposition the shares.

Item 5.   Interest in Securities of Issuer.

          (a) Mr. Cutler and Mrs. Cutler, as co-trustees of the Cutler Trust, beneficially own an aggregate of 2,539,700 shares, constituting 36.1% of the outstanding 7,040,000 shares.

          (b) Mr. Cutler and Mrs. Cutler, as co-trustees of the Cutler Trust, have shared power to vote and dispose of the shares of Common Stock owned by the Reporting Persons.

          (c) Pursuant to a block transaction through a broker-dealer (described more fully in Exhibit A), the Cutler Trust acquired 199,700 shares of the Issuer's Common Stock. The aggregate purchase price paid by the Cutler Trust for the shares of Common Stock was $303,549.

          (d) Mr. Cutler and Mrs. Cutler, as co-trustees of the Cutler Trust, have shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Cutler Trust acted with the other buyers in the Group solely for the purpose of acquiring the shares of Common Stock. The Cutler Trust is not a party to any further contract, arrangement, understanding or relationship with respect to the voting, ownership or disposition of the Shares.

Item 7.   Material to be Filed as Exhibits.

          See Exhibit A.

CUSIP No. 281848T-10-0                                         Page 5 of 7 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 24, 1998
-------------------------
Date
                                        By: /s/ Burton Cutler
                                            ----------------------------
                                             Burton Cutler, individually
                                             and as co-trustee for the
                                             Cutler Family Living Trust


                                        By: /s/ Diane Cutler
                                            ----------------------------
                                             Diana Cutler, individually
                                             and as co-trustee for the
                                             Cutler Family Living Trust

                                  EXHIBIT A

                          TRANSACTIONS IN SHARES OF[cad 179]
                             ISSUER'S SECURITIES



     On, Dec. 14, 1998, seven individuals who are directors and/or officers of the issuer purchased an aggregate of 419,700 shares of Common Stock of the Issuer at a price of approximately $1.50 per share in a block transaction through a broker-dealer. The seven individuals comprising the Group were Burton and Diana Cutler (as co-trustees of the Cutler Family Living Trust), Theodore J. Eischeid, Gerald Bronstein, Reid Calcott, Courtney Moe, George Atamian, and James Winkler. The allocation of acquired shares among the members of the Group is as follows:

                     - Cutler Family Living Trust -- 199,700 shares
                     - Theodore J. Eischeid -- 60,000 shares
                     - Gerald Bronstein -- 50,000 shares
                     - Reid Calcott -- 50,000 shares
                     - Courtney Moe -- 30,000 shares
                     - George Atamian -- 25,000 shares
                     - James Winkler -- 5,000 shares